Exhibit 99.2

Recent Development

●	Vehicle Deliveries

We delivered 24,439 vehicles in the third quarter of 2021, including 5,418 ES8s, 11,271 ES6s and 7,750 EC6s, representing an increase of 100.2% year-over-year and an increase of 11.6% quarter-over-quarter. In October 2021, we delivered 3,667 vehicles, representing a decrease of 27.5% year-over-year due to restructuring and upgrades of the manufacturing lines, preparation for new products introduction and certain supply chain volatilities. As of October 31, 2021, cumulative deliveries of the ES8, ES6 and EC6 reached 145,703 vehicles.

●	Completion of Increase of Controlling Equity Interests in NIO China

In September 2021, through our wholly owned subsidiary, we entered into a definitive agreement to increase our shareholding in NIO China. Pursuant to the agreement, we repurchased 1.418% equity interests from a minority strategic investor of NIO China for a consideration of RMB2.5 billion; and (ii) subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion. After completion of these transactions, we currently hold an aggregate of 92.114% equity interests in NIO China.

●	Results of Operations for the First Nine Months of 2021

Set forth below is a discussion of our unaudited statements of comprehensive loss data for the nine months ended September 30, 2020 and 2021. In the below discussion, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.4434 to US$1.00, the exchange rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Nine Months Ended September 30, 2021 compared to Nine Months Ended September 30, 2020

Revenues

Our revenues increased by 172.8% from RMB9,616.8 million in the nine months ended September 30, 2020 to RMB26,235.7 million (US$4,071.7 million) in the nine months ended September 30, 2021, primarily attributable to (i) an increase of vehicle delivery volume in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, (ii) an increase in the average selling price of our vehicles; (iii) an increase in revenue from the sales of automotive regulatory credits; (iv) an increase in other revenue, which was in line with the incremental vehicle sales, and (v) an increase in revenue from the battery upgrade service.

Cost of sales

Our cost of sales increased by 137.6% from RMB8,885.4 million in the nine months ended September 30, 2020 to RMB21,113.8 million (US$3,276.8 million) in the nine months ended September 30, 2021, mainly due to the increase of vehicle delivery volume in the first nine months of 2021.

Research and Development Expenses

Research and development expenses increased by 66.6% from RMB1,658.3 million in the nine months ended September 30, 2020 to RMB2,763.3 million (US$428.9 million) in the nine months ended September 30, 2021, primarily due to increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 65.8% from RMB2,725.5 million in the nine months ended September 30, 2020 to RMB4,519.9 million (US$701.5 million) in the nine months ended September 30, 2021, primarily due to the increase of personnel costs in sales and service functions, cost related to sales and service network expansion as well as marketing activities in the first nine months of 2021.

Loss from Operations

As a result of the foregoing, we incurred a loss from operations of RMB2,051.2 million (US$318.3 million) in the nine months ended September 30, 2021, representing a decrease of 44.2% as compared to a loss of RMB3,676.3 million in the nine months ended September 30, 2020.

Interest Income

We recorded interest income of RMB552.8 million (US$85.8 million) in the nine months ended September 30, 2021, representing a significant increase as compared to RMB89.9 million in the nine months ended September 30, 2020, primarily due to a significant increase in short-term investment.

Interest Expense

Our interest expense increased from RMB332.2 million in the nine months ended September 30, 2020 to RMB561.5 million (US$87.1 million) in the nine months ended September 30, 2021, primarily due to the conversion premium charged in connection with separately and individually negotiated agreements with certain holders of their outstanding 2024 Note for early conversion in January 2021.

Share of (Losses)/Profits of Equity Investees

We recorded share of profits of equity investees of RMB64.2 million (US$10.0 million) in the nine months ended September 30, 2021, as compared to share of losses of equity investee of RMB32.1 million in the nine months ended September 30, 2020, primarily due to the investment gains recorded from our equity investments measured under equity method in the nine months ended September 30, 2021.

Other (Loss)/Income, Net

Our other income increased from RMB39.9 million in the nine months ended September 30, 2020 to RMB131.2 million (US$20.4 million) in the nine months ended September 30, 2021, primarily due to foreign exchange adjustments in connection with the movements between the U.S. dollar and the Renminbi.

Income Tax Expense

In the nine months ended September 30, 2021, our income tax expense was RMB9.0 million (US$1.4 million), as compared to RMB4.7 million in the nine months ended September 30, 2020.

Net Loss

As a result of the foregoing, we incurred a net loss of RMB1,873.5 million (US$290.8 million) in the nine months ended September 30, 2021, representing a decrease of 52.2% as compared to a net loss of RMB3,915.5 million in the nine months ended September 30, 2020.